CORRESP

CHIPOTLE MEXICAN GRILL, INC. 610 Newport Center Drive Newport Beach, CA 92660	WEB chipotle.com

August  3,  2023

Stephen Kim

Theresa Brillant

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Chipotle Mexican Grill, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 9, 2023
File No. 001-32731

Dear Mr. Kim and Ms. Brillant:

This letter is in response to your letter dated July 31, 2023, providing a comment on Chipotle Mexican Grill, Inc.’s (“Chipotle”) Form 10-K for the Fiscal Year Ended December 31, 2022. For your convenience, your comment has been reproduced in its entirety below, followed by Chipotle’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 23

1.

We note per the risk factor on page 9 and discussion of costs on page 23 that you implemented several menu price increases in 2022. Please quantify and discuss the extent to which changes in food and beverage revenue are attributable to changes in prices pursuant to Item 303(b)(2)(iii) of Regulation S-K. This comment also applies to Form 10-Qs.

Stephen Kim

Theresa Brillant

Securities and Exchange Commission

August 3, 2023

Chipotle’s Response:

We acknowledge the Staff’s comment and undertake to include the requested quantification in future SEC filings to the extent Chipotle’s statement of income presents material changes from period to period in our food and beverage revenue, including menu price increases, if applicable.    By way of example, using Chipotle’s Form 10-K for the fiscal year ended December 31, 2022 as a model, in future filings we intend to include disclosures such as the following in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” to describe the material changes from period to period in food and beverage revenue presented on Chipotle’s income statement:

The significant factors contributing to the total revenue increase for the year ended December 31, 2022 compared to the year ended December 31, 2021, were comparable restaurant sales increase of $568.6 million and restaurants not yet in the comparable base of $519.4 million, of which $210.5 million was due to restaurants opened in 2022. Comparable restaurant sales increased 8.0% as a result of an increase in the average check of 7.1% and, to a lesser extent, an increase in transactions of 0.9%. The increase in average check was driven by a 12.0% benefit from menu price increases, which was partially offset by a decrease in check mix.

In future filings, our disclosures of quantitative information describing factors that resulted in material changes in revenue from period-to-period would be substantially similar to the disclosures above, with appropriate adjustments to reflect the material factors for the relevant period, if any.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (949) 292-1813 or by email at jmcconnell@chipotle.com.

Very truly yours,

/s/ Jamie McConnell

Jamie McConnell

Vice President, Controller

cc:	John R. Hartung, Chief Financial and Administrative Officer Helen Kaminski, Vice President, Deputy General Counsel